

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Thomas A. Fanning
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

Re: The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Response dated April 25, 2012
File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229, 333-98553

Dear Mr. Fanning:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 3. Contingencies and Regulatory Matters, page II-74

1. We note your response to prior comment 1 and your conclusion with respect to the Kivalina and the Hurricane Katrina Cases that a loss in these matters is remote. Since you have elected to disclose information relating to each of these cases, your disclosure with respect to management's conclusion as to the possibility of incurring a liability should properly reflect this remote conclusion.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief